UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SILICON GRAPHICS INTERNATIONAL CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

82706L108
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

_______________

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82706L108	13G	Page 2 of 5 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Life Financial Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]

(b) [ ]

3.			SEC USE ONLY

4.			CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	2,149,555
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	2,149,555
	8.	SHARED DISPOSITIVE POWER	0
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,555
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		[ ]
11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.09%
12.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 82706L108	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Silicon Graphics International Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

   46600 Landing Parkway
   Freemont, CA 94538
   USA

Item 2(a).	Name of Person Filing:

   Sun Life Financial Inc.

Item 2(b).	Address of Principal Business Office:

   150 King Street West
   Toronto, Ontario, Canada M5H 1J.

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

                       Common Stock

Item 2(e).	CUSIP Number:

    82706L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

    [   ]      Broker or dealer registered under section 15 of the Act;

    [   ]      Bank as defined in section 3(a)(6) of the Act;

    [   ]      Insurance company as defined in section 3(a)(19) of the Act;

[   ]      Investment company registered under section 8 of the Investment Company Act of 1940;

[   ]      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

[   ]      An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

[X]      A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

[   ]      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[   ]      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

[   ]     A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

CUSIP No. 82706L108	13G	Page 4 of 5 Pages

                          [   ]      Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated based upon the shares issued and outstanding as of September 30, 2009 as reported on the Form 10-Q filed with the Securities and Exchange Commission for the Quarter ended September 30, 2009.

(a)	Amount beneficially owned:	2,149,555

(b)	Percent of class:	7.09%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	2,149,555

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	2,149,555

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group.

       Not Applicable.

Item 10.	Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82706L108	13G	Page 5 of 5 Pages

SIGNATURE

                   After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

           Dated:  November 15, 2013

SUN LIFE FINANCIAL INC.

By:	/s/ Claude Accum
Title:	Authorized Signatory

By:	/s/ Stephen Peacher
Title:	Authorized Signatory